September 15, 2016

VIA EDGAR (Correspondence Filing)

Valerie J. Lithotomos
Senior Counsel
Office of Disclosure and Review
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:  USCA Fund Trust, Files Nos.:  811-23164; 333-212321

Dear Ms. Lithotomos:

On June 30, 2016, USCA Fund Trust (the "Registrant"), on behalf of the USCA Shield Fund ("Fund"), the sole series of the Registrant, filed its registration statement on Form N-1A.  By letter dated July 29, 2016 you provided written comments regarding the filing.  Please find below the Registrant's responses to those comments.  For your convenience, your comments and headings have been reproduced with responses following each comment.

Each comment of the Staff is set forth below and immediately is followed by the response of the Fund, which the Fund has authorized Thompson Hine LLP to make on its behalf.

PROSPECTUS
General

Comment 1. The Fund’s name contains the word “Shield.” We note that the principal investment strategies include selling call options on stocks and ETFs to “shield the Fund from risks associated with these investments and/or generate additional income.” Please disclose, if appropriate, that there may be higher transaction costs using this strategy. Also, please disclose that the strategy to “shield” may not be successful and that investors could still lose money through investing in the Fund.

Response. The following sentences have been added to the “Written Call Options Risk” disclosure in the “Principal Investment Risks” section of the Prospectus: “The use of call options to shield the Fund may result in higher transaction costs. This shielding may not be successful and investors could still lose money through investing in the Fund.”

Fees and Expenses – Page 3

Comment 2. We note the fee table is incomplete. Please complete the fee table.

Response. The fee table has been completed.

Comment 3. Please confirm that the fee waiver referred to in footnote 3 of the fee table will be effective “for no less than one year from the effective date of the Fund’s registration statement.” See, Instruction 3(e) to Item 3 of Form N-1A.

Response. The Registrant confirms that the fee waiver referred to in footnote 3 of the fee table will be effective for no less than one year from the effective date of the Fund’s registration statement.

Principal Investment Strategies – Pages 3 – 4

Comment 4.

(a) Please add more specific disclosure about how the Fund’s adviser decides which securities to buy and sell. See Item 9(b) (2) of Form N-1A.

 (b) Also disclose:

i.	the types of ETFs the Fund will invest in;
ii.	the types of call options the Fund sell will sell (e.g., options on individual equities, or indexes);
iii.	what will be the strike price of the call options as a function of the price of the reference asset;
iv.	what is the Fund’s cover or asset segregation policy in the event it sells the equities on which the covered calls are written;

v.	whether the Fund will repurchase options it has sold; and
vi.	what is the effective cap on Fund returns resulting from the sale of covered calls.

See, letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010). Depending on your response, we may have additional comments.

Response. The Principal Investment Strategies section has been revised to add more specific disclosure about how the Fund’s adviser decides which securities to buy and sell.

Comment 5. The second paragraph states that the Fund invests in stocks of companies with market capitalizations in excess of $5 billion. However, the third paragraph states that the Fund will principally invest in the stocks of larger capitalization companies and companies with smaller market capitalizations. Please clarify the market cap strategy of the fund and provide dollar ranges for each capitalization group.

Response. The Principal Investment Strategies section has been revised to clarify the market cap strategy of the fund.

Comment 6. The last sentence of the second paragraph states: “Together, these strategies are intended to produce returns that match or exceed the long-term performance of the S&P 500 while avoiding some of the traditional losses experienced during market declines.” Please explain how the Fund return can match or exceed the return of the S&P 500, while avoiding some of the traditional losses, as the sale of covered calls would appear to place a ceiling on the Fund’s maximum possible return, rather than hedge against possible losses. Depending on your response, we may have additional comments.

Response. The Registrant notes that the covered calls sold by the Fund are more likely to diminish the Fund’s returns in bull markets, but the Fund’s maximum possible return would not be not limited to the return of the S&P 500. The Adviser intends, but does not promise, to match or exceed the return of the S&P 500, while avoiding some of the traditional losses experienced during market declines, based on both the Adviser’s ability to select securities in which the Fund will invest and its ability to set the strike price on covered calls sold by the Fund. The impact of any reduction in performance produced by the Fund’s covered calls can be diminished to such an extent that overall performance of the Fund could still exceed the S&P 500, as long as the securities selected by the Fund outperform the S&P 500 to a large enough extent. The extent to which the securities selected by the Fund would need to outperform the S&P 500 under this scenario is dependent on the Adviser’s ability to set the strike prices on its covered calls.

Comment 7. If the Fund will also sell uncovered calls, please supplementally inform the staff whether the Fund will set aside an appropriate amount of segregated assets, in order to comply with the requirements of Section 18 of the 1940 Act. In this regard, please also disclose how assets are segregated when the Fund sells the securities. See Investment Company Act Release No. 10666 (Apr. 18, 1979).

Response. The Registrant notes that the Fund will not sell uncovered calls.

Comment 8. We note that footnote 2 to the fee table states that the line item for Acquired Fund Fees and Expenses includes indirect costs of investing in “other investment companies, including exchange traded funds.” However, the strategy states that the Fund will invest only in ETFs. Please disclose whether the Fund intends to invest in other investment companies, in addition to ETFs.

Response. The Registrant notes that the Fund intends to invest in other investment companies, in addition to ETFs, but not to the extent to which it would be considered a principal investment strategy.

Comment 9. The last sentence in this section states: “Due to the nature of the Fund’s strategy, it may have relatively high portfolio turnover compared to other funds, which may lead to higher transaction costs that may affect the Fund’s performance.” Please explain why this is the case, given that the Fund’s strategy appears to be a value style of investing.

Response.   The Registrant notes that the Fund’s strategy produces higher turnover through the sale of covered calls. The Adviser intends for the covered calls to turn over more frequently than the other securities held by the Fund.

Principal Investment Risks- Page 4

Comment 10. The first bullet-pointed risk factor addresses ETF risk. Please expand this risk discussion to explain what is meant by the “nature of the ETF” and include the specific risks attendant to investing in the various types of ETF. Also, include the risks intrinsic to the operation of ETFs generally, e.g., liquidity risk in stressed market conditions, risks related to the limitations of Authorized Participants, arbitrage transaction risk, and the risk of the absence of an active market.

Response. The following sub-headings have been added to the first bullet-pointed risk factor:

o
Authorized Participant Concentration Risk: Only an Authorized Participant may engage in creation or redemption transactions directly with ETFs. ETFs have a limited number of institutions that act as Authorized Participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to ETFs in which the Fund invests and no other Authorized Participant is able to step forward to create or redeem Creation Units, shares of those ETFs may trade at a discount to NAV and possibly face trading halts and/or delisting.

o
Distressed Market Risk: If the market for securities in which an ETF will invest becomes distressed, the market for the shares of that ETF may become less liquid in response to the deteriorating liquidity in the market for the underlying portfolio holdings of that ETF.  This adverse effect on liquidity for shares of that ETF could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

o
Market Trading Risk: ETFs faces numerous market trading risks, including disruptions to the creation and redemption processes of the ETF, losses from trading in secondary markets, and the existence of extreme market volatility or potential lack of an active trading market for shares, which may result in shares trading at a significant premium or discount to NAV. If the Fund purchases shares at a time when the market price is at a premium to the NAV or sells shares at a time when the market price is at a discount to the NAV, the Fund may sustain losses.

Comment 11. Please change the risk factor “Limited History of Operations” to “No history of Operations.”

Response. The risk factor “Limited History of Operations” has been changed to “No History of Operations.”

Comment 12. As the Fund will invest primarily in equity securities, please disclose, under a separate heading, the risks of investing in equity securities.

Response. An Equity Risk disclosure has been added under a separate heading, stating that “Equity securities are susceptible to general stock market fluctuations and to volatile increases and decreases in value. The equity securities held by the Fund may experience sudden, unpredictable drops in value or long periods of decline in value. This may occur because of factors affecting securities markets generally, the equity securities of a particular sector, or a particular company.”

Comment 13. “Turnover Risk” is a principal risk. Please revise this heading to “High Portfolio Turnover Risk.” Also, please revise the principal investment strategies to reflect that the Fund will frequently buy and sell securities.

Response. The “Portfolio Turnover Risk” heading has been changed to “High Portfolio Turnover Risk.” The last sentence of the Principal Investment Strategies section has been revised to indicate that “[d]ue to the nature of the Fund’s strategy, it may frequently buy and sell securities, which may cause the Fund to have relatively high portfolio turnover compared to other funds, which may lead to higher transaction costs that may affect the Fund’s performance.”

Additional Information about Principal Investment Strategies and Related Risk – Pages 5- 7

Principal Investment Strategies – Page 6

Comment 14. The second paragraph states that stocks are selected from companies “generally” with market capitalizations in excess of $5 billion. This disclosure is too vague to be of assistance to investors. Please delete the word “generally” and provide complete disclosure of the Fund’s strategy for investing in equity securities.

Response. The word “generally” in second paragraph has been deleted as requested, and additional detail related to the Fund’s strategy for investing in equity securities has been provided.

Comment 15. The second paragraph also states that the Fund will “hedge against losses should these stocks decline, and that the Fund’s adviser “will sell securities when it determines that the capital appreciation potential of any stock is no longer adequate.” This disclosure is too vague. Please expand the disclosure to more specifically explain the Fund’s strategies. See comment 4, above.

Response. The second paragraph has been revised to more specifically explain the Fund’s strategies.

Principal Investment Risks – Pages 5 – 7

Comment 16. The first sentence in the risk factor titled “Market Risk” states “(o)verall equity and fixed income market risk, including volatility, may affect the value of individual instruments in which the Fund invests.” Please specify, under separate headings, the risks attendant to investing in equity and fixed income securities. Also, please explain why you have classified fixed income risks as principal, when you do not disclose fixed income securities as being part of your principal investment strategy.

Response.  The Registrant notes that the Fund does not invest in fixed income securities as a principal investment strategy, and has revised the Market Risk disclosure in the Fund Summary section to indicate that “[o]verall securities market risks, including volatility, may affect the value of individual instruments in which the Fund invests.”

Comment 17.  The paragraph titled “Written Call Options Risk” includes disclosure to the effect that “call options involve risks . . . possibly greater than the risks associated with investing directly in securities and other traditional investments.” Please identify the “other traditional investments” and explain in detail how call option risks are “greater.”

Response.  The Registrant has removed the phrase “or possibly greater than” from the disclosure, as such comparison is difficult to quantify. The phrase “securities and other traditional investments” has been replaced with “the underlying securities”, as this provides a better point of comparison. Additional detail has been added to the disclosure to indicate that “[a]s the seller (writer) of a call option, the Fund will tend to lose money if the value of the reference index or security rises above the strike price. The use of call options to shield the Fund may result in higher transaction costs. This shielding may not be successful and investors could still lose money through investing in the Fund.”

Portfolio Holdings Disclosure – Page 7

Comment 18. Per Item 9(d) of Form N-1A, please “[s]tate that a description of the Fund’s policies and procedures with respect to the disclosure of Fund’s portfolio securities is available . . . on the Fund’s website, if applicable.”

Response. The Registrant notes that, as described in this comment from the Staff, Item 9(d) of Form N-1A only requires disclosure of information related to the availability of the Fund’s portfolio securities on the Fund’s website “if applicable”. Since the Fund does not currently have a website, this disclosure is not applicable. The Registrant notes that the Portfolio Holdings Disclosure section states that “[a] description of the Fund’s policies regarding the release of portfolio holdings information is available in the Fund’s Statement of Additional Information”, to fully address the requirements of Item 9(d) of Form N-1A.

Prior Performance of Similar Accounts – Pages 9 - 10

Comment 19. Please represent supplementally that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response. The Registrant represents that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

PRIVACY NOTICE – Pages 17 - 19

Comment 20. Please remove the reference to “Northern Lights Fund Trust IV” in the first question in this section, or explain to the staff why it is included.

Response. The reference to “Northern Lights Fund Trust IV” has been revised to “USCA Fund Trust”.

STATEMENT OF ADDITIONAL INFORMATION

TYPES OF INVESTMENTS – Page 1

Comment 21. Please clarify that the Fund will only purchase the types of investments disclosed in this section as part of its non-principal strategies. If the Fund will invest in any of the subject investments as part of its principal strategy, please provide appropriate prospectus strategy and risk disclosure for each such type of investment. See, Item 16 (b) of Form N-1A.

Response. The Types of Investments section has been modified to indicate that “[t]he Fund will only purchase the types of investments disclosed in this section as part of its non-principal strategies.”

Short Sales – Page 17

Comment 22. You state in the first sentence of this section that the “Fund may sell securities short as an outright investment strategy and to offset potential declines in long positions in similar securities.” Please supplementally inform the staff whether this is an accurate statement and whether this is a principal investment strategy. We may have further comments depending on the response.

Response. The Registrant confirms that this is an accurate statement, and that this is not a principal investment strategy.

Fundamental and Non-Fundamental Policies – Pages 17 - 19

Comment 23. You state, in bullet 5, that the Fund may not, “invest 25% or more of the market value of its assets in the securities of the companies or entities engaged in any one industry.” Please add, “or group of industries” to the end of that sentence. See Item 16(c) (1) (iv) of Form N-1A.

Response. The phrase “or group of industries” has been added to the end of bullet 5.

Trustee Qualifications – Page 21

Comment 24. This section does not disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director for the Fund. Please supply the missing disclosure. See, Item 17 (10) of Form N-1A.

Response. The SAI has been revised to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director for the Fund.

PART C- OTHER INFORMATION

Item 28 Exhibits

Comment 25. We note you have not filed several exhibits. Please note that we review, and frequently comment upon the exhibits. Please allow for sufficient time to resolve any issues raised in our comments.

Response. The Registrant notes that additional exhibits have been provided.

Item 35 Undertakings

Comment 26. It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is “not applicable.” Please revise the undertaking to state that Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

Response. Item 35 of Form N-1A requires such an undertaking only “if the Fund intends to raise its initial capital under section 14(a)(3).” The Registrant notes that the undertaking is not necessary for the Fund because the Fund does not intend to raise its initial capital under section 14(a)(3). The company has a net worth of at least $100,000, which allows the company to make a public offering of securities of which the company is the issuer under section 14(a)(1) instead of under section 14(a)(3).

Signatures

Comment 27. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the Fund’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

Response. The Registrant notes the requirements of Section 6(a) of the Securities Act.

GENERAL COMMENTS

Comment 28. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response. The Registrant has not submitted and does not currently expect to submit an exemptive application or no-action request in connection with the registration statement.

The Fund has authorized us to convey to you that the Fund acknowledges:

•	The Fund ( the "Registrant") is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact JoAnn Strasser at (614) 469-3265 if you should require any further information.

Sincerely,

/s/ JoAnn Strasser

JoAnn Strasser